THE RESERVE PETROLEUM COMPANY
6801 N. Broadway, Suite 300
Oklahoma City, Oklahoma 73116-9092

October 3, 2007

United States Securities and Exchange Commission
Washington, D.C.  20549-7010

Attention: Karl Hiller, Branch Chief

Re:	Comment letter dated September 20, 2007 from SEC’s review of
The Reserve Petroleum Company’s 12-31-2006 Form 10-KSB
and 06-30-2007 Form 10-QSB      SEC File No. 0-8157

Dear Mr. Hiller:

This letter is in response to the above referenced comment letter. As the Principal Financial Officer of The Reserve Petroleum Company, (the “Company”), I want to first offer the following information to perhaps better explain the nature and description of our business and how we differ from the typical independent oil and gas company. I will then address the specific items in the comment letter.

The Company owns mineral interests located in nine different states in the north and south central United States. Most independent oil and gas companies do not own the mineral interests on which they conduct operations. Instead they usually lease the mineral interests from the mineral owners. As the owner of the mineral interest, the Company has more options relating to the exploration and development of oil and gas properties. We can elect to participate in the drilling of a proposed well as a working interest owner and pay our proportionate share of the well costs to the well operator. Or we can lease our mineral interest and retain a royalty interest in the proposed well, which we usually do. Our election to participate with our working interest is made only after evaluating the risks and economics of each well proposed by a third party operator.

In most instances, our mineral interests represent a very small percentage or portion of the total well site acreage of the proposed well. This is readily apparent from the disclosure in Part 1 of the above referenced 10-KSB, where the Company’s mineral ownership resulted in an average royalty interest of about 2.1% for the 43 wells completed as producing wells in 2006. Because our individual royalty interests are so small, the Company has very little control of the timing or extent of the operations conducted on our owned mineral interest properties.

The Company’s exploration and development activities more closely resemble the activities of the typical independent oil and gas company. The Company evaluates prospects from independent third parties and may or may not elect to participate. If we decide to participate, we negotiate to acquire an interest in the prospect. We then pay our share of the leased minerals and any other prospect costs incurred such as geological and geophysical costs. The Company only participates with a non-operated working interest and never acts as the operator for any well in which it has a working interest.

Our response to the specific items in the comment letter follows.

Form 10-KSB for the fiscal year ended December 31, 2006
Item 1. Description of Business, page 3

Most of the information above describing the nature of our business is already included in Item 1. of the Company’s 2006 10-KSB. Hopefully, the above information clarifies our business description. In future Company Form 10-K filings, we could change the current heading “Mineral Property Management” to “Owned Mineral Property Management” if this would help clarify the disclosure in Item 1.

Item 2. Description of Property, page 6

While the Company has no “individual properties of major significance”, we will expand our disclosures under Item 2. for future Form 10-K filings to include the following information:

The Company has interests in approximately 500 producing properties, with one-fourth of them being working interest properties and the remaining three-fourths being royalty interest properties. About 94% of these properties are located in Oklahoma and Texas and account for approximately 89% of our annual oil and gas sales. About 5% of the properties are located in Kansas and South Dakota and account for approximately 10% of our annual oil and gas sales. No individual property provides more than 10% of our annual oil and gas sales. See discussion of revenues from Robertson County, Texas royalty interest properties in Item 6. “Operating Revenues” for additional information about significant properties.

Management’s Discussion and Analysis or Plan of Operation, page 8
Results of Operations, page 14

The two development wells expensed as dry holes should have been more accurately classified as exploratory wells rather than development wells. While they were in the same area as other productive wells which the Company has a working interest, they did not meet the criteria of a development well as defined by SFAS 19.  The total dry hole costs charged to expense for these two wells was $71,123 which was less than 10% of the Company’s 2006 exploration expenses.

Financial Statements, page 20
Note 2 – Summary of Accounting Policies, page 28
Asset Retirement Obligation, page 30

Since SFAS 143 became effective, the Company annually has made a calculation of the financial impact this accounting standard would have on its financial position and results of operations. This calculation is prepared in February each year, after the reservoir engineer’s year end annual reserve report estimating remaining reserves for all producing working interest properties is completed. The calculation involves listing each producing working interest property, the estimated remaining production life of each property and the Company’s working interest decimal in each property. An estimated gross plugging cost of $10,000 is multiplied by the working interest decimal to calculate the Company’s share of the future asset retirement obligation for each property. This obligation amount is then discounted at 4% over the remaining estimated production life of the property. The discounted obligation (asset carrying amount for each well) is then divided by the remaining years of production to obtain an estimated annual amortization expense amount by property. The sums of the estimated expense amounts for all properties for 2004, 2005 and 2006 were $14,535, $8,217 and $10,826 respectively. These expense amounts are less than 1% of the Company’s pre-tax net income for each of the respective years. The asset carrying amount for each of the above years is less than 1% of the total oil and gas properties balance. A copy of the annual calculation is also provided to our outside auditors for their review.

Additionally, the majority of the Company’s working interest properties are less than 10,000 feet in depth. Historically, the gross costs for plugging wells in recent years have usually been less than $5,000 per well.

Based on the Company’s historical experience and the annual estimated expense calculations described above, we feel the impact is immaterial to our financial statements.

Please let me know if the above information and responses do not adequately address the comments. In addition, I acknowledge as the principal financial officer of the Company, I am responsible for the adequacy and accuracy of the disclosures in the above referenced filings as well as all other SEC filings made by the Company. I acknowledge SEC staff comments or changes to the Company’s disclosures in response to these comments do not foreclose the SEC from taking any action with respect to these filings. I also acknowledge the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/	James L. Tyler

James L. Tyler
Secretary / Treasurer